UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sport Supply Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
84916A104
(CUSIP Number)
Robert C. Daugherty
c/o Knowledge Investment Partners Education Company LLC
Suite 460
3201 Enterprise Parkway
Beachwood, Ohio 44122
(646) 229-8419
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: The KIP Presidium Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		609,044

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		609,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	609,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares beneficially owned by Knowledge Investment Partners Education Fund, L.P., those Shares beneficially owned by Knowledge Investment Partners Education Company LLC in its capacity as sole general partner of Knowledge Investment Partners Education Fund, L.P., those Shares directly owned by Knowledge Investment Partners Education Fund, L.P. as to which Robert C. Daugherty may be deemed to have or share beneficial ownership, and all Shares directly owned by Robert C. Daugherty, as to all of which The KIP Presidium Fund, L.P. disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: Knowledge Investment Partners Education Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares beneficially owned by The KIP Presidium Fund, L.P., all Shares beneficially owned by KIP Presidium Management LLC, those Shares beneficially owned by Knowledge Investment Partners Education Company LLC in its capacity as sole member of KIP Presidium Management LLC, those Shares directly owned by The KIP Presidium Fund, L.P. as to which Robert C. Daugherty may be deemed to have or share beneficial ownership, and all Shares directly owned by Robert C. Daugherty, as to all of which Knowledge Investment Partners Education Fund, L.P. disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: KIP Presidium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		609,044

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		609,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	609,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares beneficially owned by Knowledge Investment Partners Education Fund, L.P., those Shares beneficially owned by Knowledge Investment Partners Education Company LLC in its capacity as sole general partner of Knowledge Investment Partners Education Fund, L.P., those Shares directly owned by Knowledge Investment Partners Education Fund, L.P. as to which Robert C. Daugherty may be deemed to have or share beneficial ownership, and all Shares directly owned by Robert C. Daugherty, as to all of which KIP Presidium Management LLC disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: Knowledge Investment Partners Education Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		618,044

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		618,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	618,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares directly owned by Robert C. Daugherty, as to all of which Knowledge Investment Partners Education Company LLC disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: Robert C. Daugherty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		618,044

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER:

		618,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	619,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	84916A104

Item 1.	Security and Issuer

     This Schedule 13D (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $0.01 per share (“Shares”), of Sport Supply Group, Inc. (the “Company”). The address of the principal executive offices of the Company is 1901 Diplomat Drive, Farmers Branch, Texas 75234.

Item 2.	Identity and Background
     This Schedule 13D is being filed by the following two limited partnerships (the “KIP Funds”), the following two limited liability companies, and the individual indicated below (collectively, the “Reporting Persons”).
     (a) The Reporting Persons are: The KIP Presidium Fund, L.P., a Delaware limited partnership; Knowledge Investment Partners Education Fund, L.P., a Delaware limited partnership; KIP Presidium Management LLC, a Delaware limited liability company that is the sole general partner of The KIP Presidium Fund, L.P.; Knowledge Investment Partners Education Company LLC, a Delaware limited liability company that is the sole member of KIP Presidium Management LLC and the sole general partner of Knowledge Investment Partners Education Fund, L.P.; and Robert C. Daugherty, an individual who is the manager and sole member of Knowledge Investment Partners Education Company LLC.
     (b) The business address of each of the Reporting Persons is 3201 Enterprise Parkway, Suite 460, Beachwood, Ohio 44122.
     (c) The KIP Funds are private investment partnerships, the principal business of which is investing in public and private issuers in the education and information services sectors. The principal business of Knowledge Investment Partners Education Company LLC and KIP Presidium Management LLC is to serve as the general partner of the applicable KIP Fund. Knowledge Investment Partners Education Company LLC is also the sole member of KIP Presidium Management LLC. The principal business of Mr. Daugherty is to serve as the manager and sole member of Knowledge Investment Partners Education Company LLC.
     (d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
     (f) Mr. Daugherty is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.
     The total amount of funds used by the Reporting Persons to pay for the purchases of Shares reported in Item 5(c) was $3,270,375.29 and the total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Items 5 (a) and (b), was $5,237,340.01. The sources of funds for the KIP Funds were the working capital of the respective KIP Fund that purchased the applicable Shares. The source of funds for Mr. Daugherty was his personal funds.

Item 4.	Purpose of Transaction
     On or before January 10, 2008, through separate purchases by the KIP Funds and Mr. Daugherty, the Reporting Persons became the beneficial owners of certain Shares as reported in Item 5. The Reporting Persons were advised by the Company that the number of Shares outstanding as of December 31, 2007 was 12,371,686 Shares, based upon which the aggregate number of Shares beneficially owned by the Reporting Persons as a result of those purchases represents in excess of 5% of the outstanding Shares.
     The Reporting Persons hold their Shares for investment. The Reporting Persons reserve the right to increase or decrease their investment in the Company depending on market conditions, circumstances affecting the Company and/or extrinsic factors such as developments in the Company’s industry and the economic environment, and to discuss the Company and their investment in the Shares with the directors and executive officers of the Company and third parties, without amending this Schedule 13D except as required by applicable rules. Except as disclosed in this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     (a) The Reporting Persons, in the aggregate, beneficially own 619,044 Shares, constituting approximately 5.0% of the outstanding Shares. Rows (11) and (13) of each of the cover pages to this Schedule are hereby incorporated by reference. The Reporting Persons expressly disclaim “group” status under Section 13(d) of the Exchange Act of 1934, as amended (the “Act”) and the rules promulgated thereunder. The KIP Presidium Fund, L.P. and Knowledge Investment Partners Education Fund, L.P. each disclaims beneficial ownership of any Shares held by any other Reporting Person. KIP Presidium Management LLC disclaims beneficial ownership of any Shares held by any Reporting Person other than The KIP Presidium Fund, L.P. Knowledge Investment Partners Education Company LLC disclaims beneficial ownership of any Shares held by Mr. Daugherty. The filing of this Schedule by the Reporting Persons should not be considered an admission that any such Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any Shares of the Issuer in which such Reporting Person does not have any ownership and economic interest.
     (b) Rows (7) through (10) of each of the cover pages to this Schedule are hereby incorporated by reference. Rows (7) through (10) set forth the number of Shares as to which each of the Reporting Persons has shared power to vote or direct the vote or to dispose or direct the disposition; and the number of Shares as to which each of the Reporting Persons has sole power to vote or direct the vote or to dispose or direct the disposition.
     (c) During the sixty (60) days before January 10, 2008, the following purchases of Shares were made by the Reporting Persons on the open market:

Reporting Person	Trade Date	Shares Bought	Price
The KIP Presidium Fund, L.P.	11/30/2007	500	10.22840
The KIP Presidium Fund, L.P.	12/10/2007	2,000	10.02700
The KIP Presidium Fund, L.P.	12/24/2007	75,000	7.85230
The KIP Presidium Fund, L.P.	12/26/2007	23,600	7.59630
The KIP Presidium Fund, L.P.	12/27/2007	65,000	8.01940
The KIP Presidium Fund, L.P.	12/28/2007	10,000	7.92990
The KIP Presidium Fund, L.P.	12/28/2007	25,000	7.88050
The KIP Presidium Fund, L.P.	12/31/2007	19,000	7.94190
The KIP Presidium Fund, L.P.	01/02/2008	20,000	7.90150
The KIP Presidium Fund, L.P.	01/03/2008	25,000	7.93890

The KIP Presidium Fund, L.P.	01/04/2008	13,744	7.53120
The KIP Presidium Fund, L.P.	01/07/2008	30,000	8.32670
The KIP Presidium Fund, L.P.	01/08/2008	50,000	8.72290
The KIP Presidium Fund, L.P.	01/09/2008	25,000	8.41060
The KIP Presidium Fund, L.P.	01/10/2008	10,000	8.9998
Knowledge Investment Partners Education Fund, L.P.	01/07/2008	9,000	8.30
Robert C. Daugherty	12/24/2007	700	7.62
Robert C. Daugherty	12/24/2007	300	7.63

     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Reference is made to Exhibit 1 to the Schedule 13D and the description thereof in Item 7, which are incorporated by reference in response to this Item. Except as set forth in the Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.
     Exhibit 1 to the Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated January 10, 2008 pursuant to which all of the Reporting Persons have authorized the filing of the Schedule 13D and any amendments thereto.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 18, 2008

THE KIP PRESIDIUM FUND, L.P.

By:	KIP Presidium Management LLC, its General Partner

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

KNOWLEDGE INVESTMENT PARTNERS EDUCATION FUND, L.P.

By:	Knowledge Investment Partners Education
Company LLC, its General Partner

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

KIP PRESIDIUM MANAGEMENT LLC

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

KNOWLEDGE INVESTMENT PARTNERS EDUCATION COMPANY LLC

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

/s/ Robert C. Daugherty

ROBERT C. DAUGHERTY

EXHIBIT 1
JOINT FILING AGREEMENT
     WHEREAS, the undersigned (collectively, the “Reporting Persons”) from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and
     WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;
     NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:
     1. Each of the Reporting Persons is individually eligible to make joint filings.
     2. Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.
     3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.
     4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.
     5. The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

January 10, 2008	The KIP Presidium Fund, L.P.

	By:	KIP Presidium Management LLC

	Its:	General Partner

	By:	/s/ Robert C. Daugherty

Knowledge Investment Partners Education Fund, L.P.

	By:	Knowledge Investments Partners Education Company LLC

	Its:	General Partner

	By:	/s/ Robert C. Daugherty

EXHIBIT 1

KIP Presidium Management LLC

By:	/s/ Robert C. Daugherty

Knowledge Investment Partners Education Company LLC

By:	/s/ Robert C. Daugherty

/s/ Robert C. Daugherty

Robert C. Daugherty